
05007860

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Engold ~~Mung~~ Mining Corp.

*CURRENT ADDRESS


PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3003 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5/13/05

EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2004, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of Emgold Mining Corporation

We have audited the consolidated balance sheets of Emgold Mining Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit, shareholders' equity and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
April 28, 2005

EMGOLD MINING CORPORATION
(an exploration stage company)
Consolidated Balance Sheets
(expressed in United States dollars)

	December 31, 2004	December 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 1,304,994	$ 5,830,119
Restricted cash	—	8,667
Accounts receivable	74,079	21,518
Due from related parties (Note 9)	229,682	21,595
Prepaid expenses and deposits	42,758	27,672
	1,651,513	5,909,571
Other	6,399	6,399
Ceramext process™ (Note 5)	141,054	—
Equipment (Note 5)	351,825	32,367
Mineral property interests (Note 5)	797,956	140,487
	$ 2,948,747	$ 6,088,824
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 341,707	$ 94,977
Due to related parties (Note 9)	117,242	98,073
	458,949	193,050
Preference shares (Notes 7(a), 9 and 10)	577,529	517,417
	1,036,478	710,467
Shareholders' equity (deficiency)		
Share capital	22,819,677	21,312,846
Preference shares (Note 7(a))	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus (Note 7(b))	2,128,708	1,654,998
Deficit	(22,549,562)	(17,102,933)
	1,912,269	5,378,357
	$ 2,948,747	$ 6,088,824

Going concern (Note 1)
Commitments (Note 11)
Subsequent events (Notes 5 and 14)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Joel D. Schneyer" "William J. Witte"

Joel D. Schneyer
Director

William J. Witte
Director

EMGOLD MINING CORPORATION
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in United States dollars)

	Years ended December 31, 2004	2003	2002
Expenses			
Amortization	$ 21,936	$ 7,739	$ 320
Ceramext™ research costs (Note 15)	998,631	24,054	—
Exploration expenses (Note 16)	2,876,046	1,101,225	257,111
Legal, accounting and audit	183,335	119,775	32,841
Management and consulting fees (Note 9)	30,579	21,406	—
Office and administration	194,286	32,967	5,883
Salaries and benefits	552,043	1,690,503	67,694
Shareholder communications	395,666	195,328	28,502
Travel	55,569	38,935	2,104
	5,308,091	3,231,932	
Other expenses and (income)			
Reversal of Idaho-Maryland property accruals related to write-down of property in prior years	—	—	(164,983)
Foreign exchange (gain) loss	139,455	(62,424)	3,768
Finance expense	41,790	41,860	9,924
Accretion of debt portion of preference shares	17,659	—	—
Interest income	(60,366)	(6,683)	(256)
Loss before income taxes	5,446,629	3,204,685	242,909
Income tax recovery	—	(44,105)	—
Loss for the year	5,446,629	3,160,580	242,909
Deficit, beginning of year	17,102,933	13,942,353	13,699,444
Deficit, end of year	$ 22,549,562	$ 17,102,933	$ 13,942,353
Loss per share – basic and diluted	$0.12	$0.11	$0.01
Weighted average number of common shares outstanding	46,794,835	28,862,975	20,597,538
Total common shares outstanding at end of period	47,158,099	43,455,880	25,119,319

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2004, 2003 and 2002
(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2001	18,589,319	13,457,916	—	—	(615,021)	(13,699,444)	(856,549)
Shares issued for cash:							
Private placement, less share issue costs	1,600,000	217,407	—	—	—	—	217,407
Private placement, less share issue costs	2,350,000	337,542	—	—	—	—	337,542
Warrants exercised	50,000	7,923	—	—	—	—	7,923
Stock options exercised	180,000	11,669	—	—	—	—	11,669
Shares issued for other:							
Debt settlement at Cdn$0.10	2,250,000	147,040	—	—	—	—	147,040
Rozan property payment at Cdn$0.10	50,000	3,126	—	—	—	—	3,126
Stewart property payment at Cdn$0.28	50,000	8,853	—	—	—	—	8,853
Cumulative translation adjustment	—	—	—	—	(7,331)	—	(7,331)
Loss for the year	—	—	—	—	—	(242,909)	(242,909)
Balance, December 31, 2002	25,119,319	14,191,476	—	—	(622,352)	(13,942,353)	(373,229)
Shares issued for cash:							
Private placement, less share issue costs	2,472,222	667,620	—	—	—	—	667,620
Private placement, less share issue costs	10,060,000	5,087,855	—	—	—	—	5,087,855
Flow-through private placement	160,000	112,559	—	—	—	—	112,559
Future income tax asset recognized as a result of flow-through private placement	—	(44,105)	—	—	—	—	(44,105)
Warrants exercised	4,775,847	1,069,264	—	—	—	—	1,069,264
Stock options exercised	623,000	98,460	—	—	—	—	98,460
Shares issued for other:							
Escrow shares cancelled	(4,558)	—	—	—	—	—	—
Cumulative rounding from prior years	50	—	—	—	—	—	—
Rozan property payment at Cdn$0.10	50,000	18,674	—	—	—	—	18,674
Stewart property payment at Cdn$0.28	50,000	26,552	—	—	—	—	26,552
Finance fee on private placement	150,000	84,491	—	—	—	—	84,491
Equity portion of convertible preference shares issued on settlement of note payable	—	—	90,902	—	—	—	90,902
Stock-based compensation	—	—	—	1,654,998	—	—	1,654,998
Cumulative translation adjustment	—	—	—	—	44,896	—	44,896
Loss for the year	—	—	—	—	—	(3,160,580)	(3,160,580)
Balance, December 31, 2003	43,455,880	21,312,846	90,902	1,654,998	(577,456)	(17,102,933)	5,378,357
Shares issued for cash:							
Warrants exercised	2,935,219	1,236,089	—	—	—	—	1,236,089
Stock options exercised	517,000	59,731	—	—	—	—	59,731
Shares issued for other:							
Ceramext™ license agreement	200,000	182,108	—	—	—	—	182,108
Stewart property payment at Cdn$0.76	50,000	28,903					28,903
Stock-based compensation	—	—	—	473,710	—	—	473,710
Loss for the year	—	—	—	—	—	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	$ 22,819,677	$ 90,902	$ 2,128,708	$ (577,456)	$ (22,549,562)	$ 1,912,269

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in United States dollars)

	Years ended December 31, 2004	2003	2002
Cash provided by (used for):			
Operations:			
Loss for the year	$ (5,446,629)	$ (3,160,580)	$ (242,909)
Items not involving cash			
Amortization	194,255	7,739	320
Stock based compensation	473,710	1,654,998	—
Write-down of mineral property interests	—	—	1
Income taxes recovered	—	(44,105)	—
Accretion of debt component of preference shares	17,659	—	—
Effect of currency translation	42,453	138,651	(7,574)
Reversal of Idaho-Maryland property accruals	—	—	(164,983)
Changes in non-cash operating working capital			
Accounts receivable	(52,561)	(17,345)	(4,173)
Due to/from related parties	(188,918)	107,301	70,641
Prepaid expenses and deposits	(15,086)	(6,533)	(20,537)
Accounts payable and accrued liabilities	246,730	32,056	27,448
	(4,728,387)	(1,287,818)	(341,766)
Investing activities:			
Mineral property acquisition costs	(628,566)	(27,746)	(20,083)
Decrease (increase) in restricted cash	(8,667)	(8,667)	—
Equipment additions	(472,659)	(35,302)	(4,268)
Other	—	(4,497)	—
	(1,092,558)	(76,212)	(24,351)
Financing activities:			
Promissory notes repaid	—	—	(139,000)
Common shares issued for cash	1,295,820	7,120,249	574,542
	1,295,820	7,120,249	435,542
Increase (decrease) in cash and cash equivalents during the year	(4,525,125)	5,756,219	69,425
Cash and cash equivalents, beginning of year	5,830,119	73,900	4,475
Cash and cash equivalents, end of year	$ 1,304,994	$ 5,830,119	$ 73,900
Cash and cash equivalents is comprised of:			
Cash and in bank	$ 469,370	$ 476,651	$ 73,900
Short-term money market instruments	835,624	5,353,468	—
	$ 1,304,994	$ 5,830,119	$ 73,900

See accompanying notes to consolidated financial statements.

1. Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $5,446,629 for the year ended December 31, 2004, working capital of $1,192,564 and an accumulated deficit of $22,549,562 at December 31, 2004. Operations for the year ended December 31, 2004, have been funded primarily from the issuance of capital stock, and net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company is also developing and commercializing novel technology for the production of high value products from minerals and waste products. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of novel technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2. Change in accounting policies

i) Change in accounting for exploration and development expenditures

Acquisition costs are capitalized. Exploration and development expenditures are expensed until a pre-feasibility or feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if the mineral properties are determined to be uneconomic or are placed for sale. Previously, the Company's policy was to capitalize acquisition, exploration and development costs for non-producing properties until the property is in commercial production or became impaired.

2. Change in accounting policies (continued)

This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

	Year ended December 31, 2002
Loss for the year	$ —
Opening deficit	73,789
Closing deficit	—
Mineral property interests	$ (73,789)

In fiscal 2003, the Company determined that the following change to the Company's financial reporting was appropriate:

(ii) Change in its accounting policy for stock compensation

During 2003, the Company adopted the fair value method of accounting for stock-based compensation for employees and directors as described in Note 4(j).

3. Basis of presentation and principles of consolidation for interim financial statements

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, using the same policies used in the statements for the most recent year-end. These financial statements include the accounts of the Company and its wholly owned direct and indirect subsidiaries. All material intercompany balances and transactions have been eliminated.

4. Significant accounting policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, reclamation obligations, rates for depreciation, and the valuation of stock options. Actual results could differ from those estimated.

(b) Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(c) Equipment

Equipment is recorded at cost and is depreciated using a straight-line basis over five years for office and exploration equipment and over three years for computer equipment and software.

(Expressed in United States dollars)

4. **Significant accounting policies (continued)**

(d) Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the property to which they relate is placed into production, sold, allowed to lapse, or is impaired. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, or is impaired.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. The Company is not aware of any disputed claims of title.

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(e) Ceramics technology research and development costs

Research costs are expensed as incurred. Development costs are deferred to the extent they meet Canadian generally accepted accounting principles criteria for deferral and subsequent amortization. The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date. The acquisition of the Ceramext™ process is being amortized on a straight-line basis over two years, which is the estimated life of the prototype acquired under the initial terms of the agreement (See Note 5(c)).

(f) Change in reporting and functional currency

Effective January 1, 2003, the Company changed its functional currency from the Canadian ("Cdn") dollar to the United States ("U.S.") dollar. The change was necessary due to the Company's increased activity at the Idaho-Maryland property and its acquisition of the Ceramext™ technology. The Company also adopted the U.S. dollar as its reporting currency. Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the period-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current period.

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method described above. The financial statements as at and for the twelve-month period ended December 31, 2003, were translated into U.S. dollars at U.S.$1.00 – Cdn$1.4015, being the average exchange rate for the period for the income statement and at U.S.$1.00 – Cdn$1.2965, being the rate at December 31, 2003, for assets and liabilities. The translated amount for monetary and non-monetary items at January 1, 2003, became the historical basis for subsequent periods.

(Expressed in United States dollars)

4. Significant accounting policies (continued)

(f) Change in reporting and functional currency (continued)

The comparative numbers for the year ended December 31, 2002, including the notes to the financial statements, were translated using the current method of translation. Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for 2002 of U.S.$1.00 – Cdn$1.5704. Assets and liabilities were translated at year-end rates of U.S.$1.00 – Cdn$1.5776 at December 31, 2002. The resulting exchange differences are reported as a cumulative translation adjustment in 2003, a separate component of shareholders' equity.

(g) Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow through share arrangements are renounced to subscribers in accordance with income tax legislation. To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change occurs.

(h) Asset retirement obligations

Asset retirement obligations are recognised when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

(i) Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the period. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share.

(j) Stock-based compensation

As of January 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

(Expressed in United States dollars)

4. Significant accounting policies (continued)

(j) Stock-based compensation (continued)

No stock compensation expense is recorded for stock options awarded and outstanding prior to January 1, 2003. Pro forma stock option expense and pro forma net earnings that would have resulted for stock options issued after January 1, 2002, and prior to January 1, 2003, would normally be included in Note 6. However, as there were no stock options granted in the year ended December 31, 2002, the pro forma expense is nil, and the 2002 pro forma earnings are unchanged.

Prior to January 1, 2003, the Company accounted for its stock-based compensation using intrinsic values. Under this method, stock-based compensation expense was not recognized in the financial statements when stock options were issued to employees and directors at prevailing market prices. Consideration paid by employees or directors on the exercise of these stock options was recorded as share capital.

5. Property, plant and equipment

(a) Equipment

December 31, 2004	Cost	Accumulated Depreciation	Net Book Value
Plant and field equipment	$ 157,798	$ 15,731	$ 142,067
Office furniture and equipment	32,490	5,167	27,373
Research equipment	40,931	3,963	36,967
Computer hardware and software	71,500	24,449	47,052
Leasehold improvements	110,366	11,950	98,416
Total	$ 413,085	$ 61,260	$ 351,825

December 31, 2003	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 10,137	$ 1,228	$ 8,909
Computer hardware and software	30,290	6,832	23,458
Total	$ 40,427	$ 8,060	$ 32,367

(b) Mineral property interests

The cumulative acquisition costs of the Company's interest in mineral property interests owned, leased or under option, consist of the following:

Mineral property acquisition costs	December 31, 2004	December 31, 2003
Idaho-Maryland Property, California	$ 582,428	$ 711
Rozan Property, British Columbia	74,160	60,568
Porph Claim, British Columbia	6,910	4,541
Stewart Property, British Columbia	123,047	74,667
Jazz Property, British Columbia	11,411	—
	$ 797,956	$ 140,487

(Expressed in United States dollars)

5. Property, plant and equipment (continued)

(b) Mineral property interests (continued)

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California. All acquisition and exploration costs relating to the Idaho-Maryland property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted to the Company the exclusive right and option to purchase all of the leased property. As consideration for the said option, the Company agreed to pay the owners the following non-refundable amounts: $27,000 paid in 2002 and $19,500 paid quarterly on the first day of February, May, August and November in 2003, all of which were paid. Payments of $25,500 are due quarterly on the first business day of each of the same months during the years from 2004 to 2007. The 2004 payments were made, and payments in 2005 have been made. Provided that payments are kept current, the Company may purchase the property at any time. The price for 2002 was to be $4,350,000, and is to be increased by 3% each lease-year.

In April 2004 the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley California, with a non-related party. The Company's share of the parcel is approximately 45.4 acres, and its share of the purchase price is $542,500 plus 30% of costs.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$45,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006. The property is subject to a 3% net smelter returns royalty ("NSR"). The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia. The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$55,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007. The Company has also agreed to incur exploration expenditures of Cdn$49,200 over two years (Cdn$106,898 incurred to December 31, 2004). The property is subject to a 3% NSR. The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

(Expressed in United States dollars)

5. Property, plant and equipment (continued)

(b) Mineral property interests (continued)

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia. The property is contiguous to the Stewart Property and covers approximately 600 hectares. Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period. Cash payments in the first year are to total $20,000 ($10,000 paid). Subsequent to December 31, 2004, a further payment of $10,000 was made. In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement. The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

(c) Other projects

Ceramext™ Process

December 31, 2004	Cost	Accumulated Amortization	Net Book Value
Ceramext™ process	$ 282,108	$ 141,054	$ 141,054

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ Process to convert mine tailings and other waste materials into ceramics. The Ceramext™ Process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. During the year ended December 31, 2004, under the terms of the agreement, Emgold paid $100,000 and issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company. The common shares had a four-month hold period, which expired June 12, 2004. The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005 (Quarter 1 – paid); $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter. Research costs relating to the Ceramext™ Process have been expensed in 2003 and 2004.

6. Notes payable

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company. At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period. During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang. Terms of the preference share issuance are described in Note 7(a).

(Expressed in United States dollars)

7. **Share capital**

Authorized

500,000,000 common shares without par value

50,000,000 convertible preference shares without par value

(a) Preference shares, issued and fully paid

	Number of Shares		Amount
Equity balance, December 31, 2002	—	$	—
Equity portion of Class A Convertible Preference Shares	3,948,428		90,902
Balance, December 31, 2004 and December 31, 2003	3,948,428	$	90,902
Debt Portion of Class A Preference Shares	**December 31, 2004**		**December 31, 2003**
Debt balance, beginning of year	$ 517,417	$	—
Debt portion of Class A Convertible Preference Shares	—		517,417
Debt balance, end of year	517,417		517,417
Accretion and foreign exchange, opening			
Accretion of debt	17,659		—
Foreign exchange loss on debt	42,453		—
	60,112		—
Balance, December 31, 2004	$ 577,529	$	—

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares are redeemable by the company at any time on 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interest or to maintain a minimum of Cdn$2 million in working capital.

The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares. This ratio represents an effective conversion price of Cdn$0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component. This resulted in $90,902 being included in equity. The balance of $577,529 is the value that was initially included in debt as preference shares. The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate. At December 31, 2004, $96,260 (December 31, 2003 - $46,608) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends. Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the company has the resources to do so. The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management's best estimate of the life of the convertible preference shares at the time of their issuance.

(Expressed in United States dollars)

7. Share capital (continued)

(b) Stock options

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 5,584,616 common shares. The stock options currently outstanding are exercisable for periods up to ten years.

The following table summarizes stock option transactions for the years ended December 31, 2002, 2003, and 2004:

	Shares	Weighted Average Exercise Price (Cdn $)
Balance, December 31, 2001	2,184,000	$0.18
Exercised	(180,000)	$0.10
Cancelled, forfeited and expired	(35,000)	$0.24
Balance, December 31, 2002	1,969,000	$0.18
Exercised	(623,000)	$0.22
Granted	3,030,000	$0.98
Balance, December 31, 2003	4,376,000	$0.73
Exercised	(517,000)	$0.15
Granted	2,280,000	$0.91
Cancelled, forfeited and expired	(25,000)	$1.00
Balance, December 31, 2004	6,114,000	$0.84
Exercisable, December 31, 2004	4,664,000	$0.82

The following table summarizes information about the stock options outstanding at December 31, 2004:

Range of Exercise Price	Number Outstanding and Exercisable at December 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price (Cdn $)
Cdn$0.25	190,000	4.38 years	$0.25
Cdn$0.30	145,000	2.30 years	$0.30
Cdn$0.10	494,000	6.78 years	$0.10
Cdn$0.60	150,000	8.64 years	$0.60
Cdn$1.00	2,955,000	8.41 years	$1.00
Cdn$0.90	730,000	9.53 years	$0.90
	4,664,000	8.39 years	$0.82

During the fourth quarter of fiscal 2003, the Company adopted, effective January 1, 2003, on a prospective basis the fair value method of accounting for stock options. The effect of adopting the fair value of accounting on all stock options granted after January 1, 2003, was a stock-based compensation expense of $1,654,998 for the year ended December 31, 2003, which has been credited to contributed surplus. Similarly, for the year ended December 31, 2004, a stock-based compensation expense of $473,710 was included in the consolidated statement of Operations and Deficit. If the fair value based method had been used for all stock options granted after January 1, 2002, and prior to January 1, 2003, reported loss and loss per share would not have changed, as no options were granted in 2002. Stock options granted to investor relations' consultants have a vesting provision of 25% upon grant and 25% every four months thereafter. There are 1,400,000 stock options granted to directors and officers in July 2004 at a price of Cdn$0.90 which require shareholder approval at the next annual meeting of shareholders.

(Expressed in United States dollars)

7. **Share capital (continued)**

(b) Stock options (continued)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31, 2004	2003	2002
Risk free interest rate	2.43% -2.53%	2.24%	—
Expected life (years)	3	3	—
Expected volatility	128% - 130%	127%	—
Weighted average fair value per option grant	$0.83 - $0.93	$0.72	—

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options. No stock options were granted in the year ended December 31, 2002.

(c) Warrants

As at December 31, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
6,232,799	Cdn$1.00	December 22, 2005

8. **Income and resource taxes**

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	December 31, 2004	December 31, 2003	December 31, 2002
Statutory tax rate	35.62%	37.62%	39.62%
Loss for the year	$ (5,446,629)	$ (3,160,580)	$ (242,909)
Expected tax (recovery) expense	(1,940,089)	(1,189,010)	(96,241)
Non-deductible amounts	1,418,596	726,913	3,887
Recognized tax losses	—	(44,105)	—
Benefits from losses not recognized	516,243	433,807	86,967
Differences in foreign tax rates	5,250	28,290	5,387
	$ —	$ (44,105)	$ —

(Expressed in United States dollars)

8. Income and resource taxes (continued)

The significant components of the Company's future tax assets are as follows:

	December 31, 2004	December 31, 2003
Future income tax assets		
Operating losses carried forward	$ 2,703,873	$ 943,646
Mineral property interests representing excess of tax basis over carrying value	5,258,303	4,233,855
Other	186,779	264,266
	8,148,954	5,441,767
Valuation allowance for future tax assets	(8,148,954)	(5,441,767)
	$ —	$ —

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

The Company has non-capital losses carried forward of $2,933,086 that may be available for Canadian tax purposes. The losses expire as follows:

Expiry date	$
2005	401,633
2006	320,999
2007	178,875
2008	92,021
2009	156,919
2010	633,388
2014	1,149,251
	2,933,086

The Company has non-capital losses carried forward of $4,879,727 that may be available for United States tax purposes. The losses will expire between 2009 and 2024 unless utilized.

9. Related party transactions and balances

	Years ended December 31,		
Services rendered by:	**2004**	**2003**	**2002**
Legal fees (a)	$ 32,268	$ 23,873	$ 20,942
Director and project manager (b)	$ 90,000	$ 90,000	$ 45,946
LMC Management Services Ltd. (c)	$ 539,130	$ 268,539	$ 107,886
Lang Mining Corporation (d)	$ 23,003	$ 21,406	$ —
Whisper Developments Ltd. (d)	$ 11,500	$ —	$ —

Balances receivable from:	**December 31, 2004**	**December 31, 2003**
LMC Management Services Ltd.	$ 229,682	$ 21,595
Balances payable to (e):		
Directors, officers and employees	$ 117,242	$ 69,263
Legal fees (a)	—	28,810
Total	$ 117,242	$ 98,073

(Expressed in United States dollars)

9. Related party transactions and balances (continued)

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) Legal fees were paid to a law firm of which a director is a partner.

(b) A director of the Company, who is also project manager at the Idaho-Maryland property, receives project management consulting services. See also Note 5(c).

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(d) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Commencing January 1, 2003, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.

The Company paid Whisper Development Ltd., a private company controlled by an officer and director of the Company, $1,500 in lease rental for a three-month period and $10,000 to purchase an easement. The easement was required to obtain egress to the Round Hole shaft area of the Idaho-Maryland property. (Refer to Note 7(a)).

(e) Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares (Refer to Note 7(a)).

(f) During the year ended December 31, 2002, a debt settlement of 2,250,000 common shares at Cdn$0.10 was completed to settle Cdn$225,000 of debt with three directors of the Company and a private company controlled by a director and officer of the Company.

10. Financial instruments

(a) Current assets and liabilities

The Company's current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable. Current financial instruments are recorded at cost. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

(b) Non-current items

The Company's non-current financial instruments are comprised of notes payable and the debt and equity components of preference shares. The Company is unable to estimate the fair value of the preference shares at the balance sheet date, as the fair value of the preference shares is dependent on many factors: - the price of gold, the market value of the Company's common shares, interest rates, and other factors relevant to the financial instrument. As a result, the fair value of the preference shares cannot be practicably determined. (See Note 7(a)).

(Expressed in United States dollars)

11. Rental commitment

In 2004, the Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006. The purchase price under the agreement is initially $2,500,000 and escalates based on the Consumer Price Index..

See notes 5(b), and 5(c) for further commitments.

12. Supplementary cash flow information

	Years ended December 31, 2004	2003	2002
Financing and investing activities			
Future income tax asset transferred by flow through shares	$ —	$ 44,105	$ —
Shares issued for finance fee	—	84,491	—
Shares issued for Rozan property payment	—	18,674	3,126
Shares issued for Stewart property payment	28,903	26,552	8,853
Shares issued for Ceramext™ technology	182,108	—	—
Shares issued for debt settlements	—	608,319	147,040

13. Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research and development of the Ceramext™ technology. For the year ended December 31, 2003, and prior to that, only one operating segment was identified – the exploration and development of mineral properties. In the year ended December 31, 2004, research and development of the Ceramext™ technology has increased substantially over prior years, leading to the reporting of the Ceramext™ technology expenditures as a separate operating segment.

The Company's principal operations are in Canada and the United States of America. All of the investment income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral properties	Ceramext™ technology	Total
December 31, 2004	$ 1,291,416	$ 1,138,089	$ 519,242	$ 2,948,747
December 31, 2003	$ 5,816,996	$ 271,478	$ 350	$ 6,088,824

Loss	Corporate	Mineral properties	Ceramext™ technology	Total
Year ended December 31, 2004	$ 1,130,313	$ 3,088,424	$ 1,227,892	$ 5,446,629
Year ended December 31, 2003	$ 1,947,023	$ 1,189,503	$ 24,054	$ 3,160,580
Year ended December 31, 2002	$ 143,254	$ 99,655	$ —	$ 242,909

(Expressed in United States dollars)

13. Segmented information (continued)

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2004	$ 1,512,343	$ 1,436,404	$ 2,948,747
December 31, 2003	$ 5,962,170	$ 126,654	$ 6,088,824

Loss	Canada	United States	Total
Year ended December 31, 2004	$ 1,387,741	$ 4,058,888	$ 5,446,629
Year ended December 31, 2003	$ 2,048,647	$ 1,111,933	$ 3,160,580
Year ended December 31, 2002	$ 152,050	$ 90,859	$ 242,909

14. Subsequent event

Pursuant to a private placement announced in March 2005 and subject to regulatory approval, the Company expects to issue 18,360,000 units at a price of Cdn$0.50 per unit. Each unit is comprised of one common share and one share purchase warrant, exercisable for two years at a price of Cdn$0.70. A 4% finder's fee is payable on this financing.

15. Consolidated Schedules of Research Costs

	Years ended December 31,		
	2004	2003	2002
Ceramext™ Process Costs			
Prototypes for research and consumable materials	$ 318,758	$ —	$ —
Ceramext™ technology licence fee and bench-scale research facility amortization	141,054	—	—
Consultants, contractors and hourly labour	281,845	24,054	—
Site costs	29,576	—	—
Engineering salaries	204,904	—	—
Transportation	22,494	—	—
Incurred during the year	$ 998,631	$ 24,054	$ —

(Expressed in United States dollars)

16. Consolidated Schedules of Exploration Expenses

	Years ended December 31,		
	2004	**2003**	**2002**
Idaho-Maryland Mine, California			
Exploration costs			
Assays and analysis	$ 70,016	$ 20,206	$ 226
Drilling	909,625	130,295	—
Geological and geochemical	731,152	407,152	81,265
Land lease and taxes	105,907	90,240	51,738
Mine planning	493,886	126,469	88,153
Site activities	418,982	177,731	16,382
Transportation	44,106	35,029	10,552
Incurred during the year	2,773,674	987,122	248,316
Rozan Property, British Columbia			
Exploration costs			
Assays and analysis	3,789	3,988	74
Geological and geochemical	(14,324)	55,754	335
Site activities	295	683	126
Transportation	1,460	75	—
Incurred during the year	(8,780)	60,500	535
Stewart Property, British Columbia			
Exploration costs			
Assays and analysis	—	592	4,849
Geological and geochemical	26,590	52,753	2,845
Site activities	312	167	536
Transportation	2,374	91	30
Incurred during the year	29,276	53,603	8,260
Jazz Property, British Columbia			
Exploration costs			
Assays and analysis	6,437	—	—
Drilling	58,786	—	—
Geological and geochemical	13,176	—	—
Transportation	3,477	—	—
Incurred during the year	81,876	—	—
Total Exploration Expenses	$ 2,876,046	$ 1,101,225	$ 257,111

Emgold Mining Corporation
Three Months and Year Ended
December 31, 2004

Emgold Mining Corporation
Three Months and Year Ended
December 31, 2004

1.1 Date

The effective date of this report is April 28, 2005.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2004. All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

Emgold Mining Corporation ("Emgold" or the "Company") has historically been a mineral exploration company. The Company has a portfolio of mineral exploration projects and is also conducting research and development on a process which converts mine tailings and other waste materials to ceramics, known as the Ceramext™ process. The following is a brief summary of its current activities.

- Emgold's loss for the year ended December 31, 2004 ("fiscal 2004") was $5,446,629 or $0.12 per share compared to a loss of $3,160,580 or $0.11 per share in the year ended December 31, 2003 ("fiscal 2003").
- During fiscal 2004, 2,935,219 warrants were exercised, and 517,000 stock options were exercised, increasing the treasury by $1,236,089 and $59,731, respectively.
- During fiscal 2004, cash flow from operations used $4,728,387 compared to $1,287,818 in fiscal 2003. Exploration expenditures and acquisition of mineral property interests totalled $3,533,515 in fiscal 2004 compared to $1,186,227 in fiscal 2003. The expenditures were incurred on the following mineral properties in fiscal 2004: Idaho-Maryland - $3,315,391 (2003: $987,832), Rozan - $4,812 (2003 - $96,353), Stewart – $77,656 (2003 – $100,551), and the Jazz - $92,587 (2003 – $Nil).
- During fiscal 2004, the Company expended $998,631 (2003 - $24,054) on research and development of the Ceramext™ process. This includes $141,054 of amortization related to the acquisition cost of $282,108. The technology licence fee and bench-scale research facility are being amortized over a two-year period.

1.2.1 Idaho-Maryland Mine, California

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed financial years, and prior to that, the Company has been principally engaged in attempting to locate deposits of precious and base metals on the Idaho-Maryland Property located near the city of Grass Valley in Nevada County, California, U.S.A.

During 2002, the Company successfully renegotiated the terms and conditions of an agreement with the owners of the Idaho-Maryland Property located in Grass Valley, California. The previous lease had been terminated. The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners have granted to Emgold the exclusive right and option to purchase all of the leased property. As consideration for this option, Emgold agreed to pay to the owners the following non-refundable amounts: $9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002, all of which were paid. Payments of $19,500 were due quarterly on the first day of February, May, August and November in 2003, all of which were made and payments of $25,500 quarterly on the first business day of each of the same months during the years from 2004 to 2007. Payments have been made to the date of this report in fiscal 2005. The Company has an option to purchase the property. In the event that all payments have been made, the purchase price of the Property in 2002 was to be $4,350,000, and for succeeding lease years in which the option may be exercised, that price shall be increased by 3% each year. All royalty payments may be applied as a credit on the purchase price, but lease payments may not be applied.

In October 2004, the Idaho-Maryland and Golden Bear project teams moved into a (4,180 square metre) facility located in Grass Valley, California. This new facility houses all Grass Valley operations including administration, geology and core storage, mining development department and the Ceramext™ Process laboratory, pilot and demonstration plant operations. The Company has a three-year lease and option to purchase agreement on the building. Minimum lease payments were $17,005 per month beginning April 1, 2004, and increased to $17,900 on April 1, 2005, and will increase to $20,138 on April 1, 2006.

In 2004, the Company purchased, with a private, non-related company, approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California. The Company's share of the purchase price was $542,500. The acquisition of this property will be used for facility and building construction and operation as the exploration and development of the Idaho-Maryland Mine progresses.

The Company has recently completed a NI 43-101 Technical Report and Preliminary Assessment ("Preliminary Assessment") (required by regulatory authorities in Canada) prepared by AMEC Americas Limited ("AMEC"), using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine to evaluate the production of high quality ceramic building materials. The report identifies the necessary activities for staged development of the Idaho-Maryland Mine and also includes the estimated capital and operating cost to put the historic mine back into production as a ceramic producer and to complete a large underground gold exploration program leading to a feasibility study to possibly define an economic gold reserve. The Preliminary Assessment describes the staged development of the Idaho-Maryland Mine to process 1,200 tons per day to 2,400 tons per day.

A Conditional Mine Use Permit ("CMUP") is required in order to dewater the existing mine workings at the Idaho-Maryland Mine and to construct a decline to conduct underground exploration and complete a feasibility study. The Company may consider mining and toll milling of gold ore should sufficient gold bearing ore be defined during the initial stages of underground exploration and development. A positive feasibility study must be completed with an affirmative production decision and the requisite funding in place before the mine can go into production. The outcome of this feasibility work and receipt of the CMUP will have a direct impact on the ability of the Company to put the Idaho-Maryland into production.

The initial application for the CMUP was filed with the City of Grass Valley on February 9, 2005. Once the applications are accepted as substantially complete by the City of Grass Valley as the Lead Agency, it will initiate a California Environmental Quality Act ("CEQA") review of the project application as proposed. The project will need to address those impacts associated with growth due to industrial development proximate to an urban center.

Ceramext™ Process

Emgold has acquired the rights to the Ceramext™ technology because of its potential application at the Idaho-Maryland Mine, and as a business opportunity for processing a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials. In return for the development and commercialization of the Ceramext™ technology the Company has received the worldwide license for the technology. Prior to the Company negotiating the world wide license agreement, the Ceramext™ vacuum hot extrusion process had been demonstrated on a laboratory basis. It has been possible to perform simple extrusion on a wide variety of silicate materials at elevated temperatures. Materials of high strength and very low porosity have been produced. However, the basic parameters of the process have not been completely studied and the process is far from production ready. In addition, the process equipment needed for commercial exploitation has not been engineered or demonstrated, and is presently not available since the process is new.

Emgold, through its wholly owned subsidiary, Golden Bear, has designed and is currently operating a 2nd generation pilot plant in Grass Valley, California and is planning to design and construct a demonstration plant to determine the feasibility of converting mine tailings and other materials into high quality ceramics. The Ceramext™ Process could allow a mining operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, which could consume large areas of land. The Ceramext™ Process could create additional income from mining operations and allow mines to continue to operate profitably even in times of very low commodity prices. It may also reduce or eliminate the need for long-term storage of development rock and mine tailings, thereby reducing the environmental footprint of a mining operation.

Integration of the Idaho-Maryland Project and the Ceramext™ Technology

In November 2004, the Preliminary Assessment prepared by AMEC using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine, was used to evaluate the production of high quality ceramic building materials using the Ceramext™ technology. The Preliminary Assessment identifies the necessary activities for staged development of the Idaho-Maryland and includes estimated capital and operating costs that may allow the historic mine to return to production. The Preliminary Assessment describes the staged development of the Idaho-Maryland to process 1,200 to 2,400 tons per day ('tons/d') of mine waste to produce from 160 million to 320 million equivalent square feet of ceramic tile per year.

As presented in the Preliminary Assessment, the overall development plan for the Idaho-Maryland project envisions the following three major components:

- Development of a decline to access underground drill stations for gold exploration
- Construction of a commercial ceramics production facility which will utilize development rock from the decline and rock from an underground room-and-pillar mine as feed material
- Upon delineation of an economic gold resource, establishment of a commercial gold mine and processing operation, integrated with the ceramics process so that gold process tailings and development rock would become the feedstock for the ceramic process

Successful application of the Ceramext™ technology is projected to consume all the mine waste rock and tailings from the Idaho-Maryland thereby eliminating the requirement for long-term surface storage of these materials. The successful production and sales of ceramic materials would allow Idaho-Maryland to continue with exploration of additional gold targets, then pre-production development, with the objective to define an economic gold reserve while generating positive cash flow from the ceramics production.

Exploration

In 2004 twenty-six holes totalling 18,060-ft (5,486 m) of Phase 2 gold exploration drilling and approximately 3,000 ft (915 m) of geotechnical drilling were completed. The geotechnical drilling was completed to test the possible location of future exploration and production ramps and surface facilities at the Idaho-Maryland property and the suitability of the meta-volcanic rock within the Brunswick Slab using the Ceramext™ process for producing high quality ceramic products.

Emgold has currently identified up to 26 additional exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data from the Idaho-Maryland. It is important to note that these additional exploration targets may only be further defined by both surface and underground exploration drill programs. The Company's geologists are currently designing the Phase 3 surface drill program for 2005 and an application to conduct the Phase 3 surface drill program will be prepared for submission to the City of Grass Valley. The Phase 3 program is presently expected to consist of approximately 25,000 ft (7,620 m) of core drilling conducted up to 5 sites located within the City. We are also planning a future 425,000 ft (130,000 m) underground drill program to test the 26 additional exploration targets and 200 resource blocks that have currently been identified. Underground exploration can only be accomplished by successfully obtaining a Conditional Mine Use Permit, and our current estimate is that the permitting process may take between 14 and 24 months from the time that the Final Applications are deemed substantially complete by the Lead Agency, based on the experiences of previous mining operations located in California.

Permitting

Throughout fiscal 2004, documentation was prepared and reviewed, and in February 2005, the Final Applications for the CMUP were submitted to the City of Grass Valley. During the process, various government agencies provided valuable input which assisted us in the preparation of the Final Applications. Comments have been received from the City of Grass Valley and the Company is currently addressing the comments and issues.

In California, permitting is a well-defined process, where we work with the local community and governments. We believe we have a good working relationship with the local community and governments and to date have been successful in obtaining permits we have applied for.

The CMUP will include, but not necessarily be limited to, the dewatering of the existing Idaho-Maryland Mine workings and the construction of a ramp for underground exploration and possible future mine production. The construction of the decline may also enable the production of ceramics from the development rock and further testing of underground exploration targets that are not accessible by surface exploration. The CMUP application will also include provisions for Emgold to operate a Ceramext™ plant to produce ceramic building products, sales of which are projected to contribute significant revenue that could reduce the cost of the complete mining operation. The CMUP application contemplates the development of a staged gold mining operation on a scale of up to 2,400 tons per day after positive feasibility studies are completed and production decisions can be made.

Advancement Of The Ceramext™ Process

The Ceramext™ hot extrusion process should be able to use a very wide range of siliceous feedstocks that would normally be considered waste materials. These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also coal and lignite fly ash generated primarily from power plants, incinerator and wood ash, waste earth materials, and a variety of other silicates. The Ceramext™ Process is expected to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes because of its efficient use of energy.

We are preparing for marketing studies leading to a feasibility study for production of ceramic building materials. Emgold anticipates completing the marketing and feasibility studies using the Ceramext™ Process for the Idaho-Maryland Mine during 2005 and 2006.

The Idaho-Maryland project has measured, indicated, and inferred industrial minerals (ceramic feedstock) resources, as summarized in the following table:

Summary of Ceramics Feedstock Resources, November 5, 2004

Classification	Tons
Measured mineral resources	48,817,000
Indicated mineral resources	122,685,000
Measured + Indicated mineral resources	171,502,000
Inferred mineral resources	358,112,000

The gold resources for the Idaho-Maryland project are summarized in the following table:

Summary Idaho-Maryland Gold Mineral Resource, September 20, 2004

	True Thickness (ft)	Tonnage (ton)	Gold Grade (oz/ton)	Gold (oz)	Gold Grade (opt) 1.44 MCF	Gold (oz) 1.44 MCF[1]
Idaho-Maryland Project [3]						
Measured Mineral Resource 1	13.3	271,000	0.22	59,000	0.31	85,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	8.1	489,000	0.35	172,000	0.50	243,000
Measured + Indicated Mineral Resources	**41.1**	**1,666,000**	**0.22**	**375,000**	**0.28**	**472,000**
Inferred Mineral Resources	9.3	2,526,000	0.26	666,000	0.38	952,000

1. MCF = Mine Call Factor (not applicable to Waterman Group resources). 2. Idaho-Maryland measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork/slate type ore).

Mining

The Preliminary Assessment presents an underground mine plan that has been developed to extract the industrial minerals resource at the Idaho-Maryland mine using modern mining methods and simultaneously provide access to underground gold exploration targets and known gold resources. Feed material for ceramics production would come primarily from room-and-pillar stopes located 500 ft or more below surface. The decline and ancillary development would also provide ceramic feed material. The current design of the decline has it located to provide an excellent drill platform for exploration of the known gold resources and additional exploration targets within and adjacent to the historic Idaho-Maryland workings. The ramp access may be driven as two declines separated by a 60 ft pillar. Ceramics production is scheduled to ramp up gradually from 1,200 ton/d to 2,400 ton/d over the course of three years from initial plant start up. Provisions are being made initially to have economic gold bearing ore identified during the exploration work shipped out and processed by an offsite toll mill. Once sufficient gold ore is identified by a positive feasibility study, a gold recovery mill could be constructed onsite and operated on the Idaho-Maryland surface property.

Ceramics Production

Ceramics manufacturing would utilize the proprietary Ceramext™ process. Based on the 1,200 ton/d feed rate, the ceramics plant could produce approximately 160 M ft^2 of tile per year. This is equivalent to approximately 5% of the U.S. market for ceramic tile in 2003. The second stage of mine development would double this production level to approximately 320 M ft^2 per year. This represents approximately 10% of the 2003 US tile consumption.

Capital Cost Estimate

The Preliminary Assessment presents a capital cost estimate for the development of the Idaho-Maryland project. The estimated capital cost for development of the mining, process, and ancillary facilities to achieve a production rate of 1,200 ton/d is $196 million, with an expansion of the mine and process plant to achieve a production rate of 2,400 ton/d at an estimated capital cost of $155 million. The total estimated mine and plant capital cost is $351 million excluding sales taxes but including contingencies, and is based on 4th quarter 2004 US dollars. This estimate should be considered as conceptual with a probable accuracy of ±35%. Separate from the ceramic mine and plant project cost, an additional $43 million has been included to complete dewatering and rehabilitation of the existing mine workings, and to perform a gold exploration program primarily in the areas of the previous Brunswick and Idaho-Maryland workings, and complete a feasibility study on the gold project. The total project capital cost including mine, plant and dewatering, rehabilitation of existing Idaho-Maryland mine workings, and gold exploration program is $394 million excluding California Sales Tax. The initial capital cost to put the mine into production has been estimated by the Company to be approximately $100 million and additional capital expenditures could be covered from operating revenues and possible debt financing.

Project Schedule

The project schedule presented in the Preliminary Assessment consists of five distinct stages: 1) securing permits and completion of feasibility study, 2) detailed engineering, 3) driving of a decline (underground ramp way) to the industrial minerals mining area and development of initial mine excavation areas and exploration drill stations, 4) construction of the surface process and ancillary facilities, and 5) expansion of the mine production and surface process plant capacities.

Securing of permits and completion of a feasibility study is expected to require up to 24 months after submittal of the Conditional Mine Use Permit application. Detailed engineering and development of the mine, construction of the surface plant and facilities is scheduled to require an additional 18 months. Overall, the implementation is estimated to be 36 to 42 months from submittal of the permit application to the start of production for the 1,200-ton/d project.

The expansion to 2,400 ton/d is projected to be completed 36 months after the initial start of the 1,200 ton/d processing plant.

Important Note: While the AMEC Preliminary Assessment is NI 43-101 compliant, please be aware that the report is at a scoping level and is not equivalent to a preliminary feasibility study or feasibility study. Although Emgold Management views the conclusions reached by AMEC in the project review as very positive, Management cautions that these conclusions should be considered speculative at this point in time because: 1) additional resource definition is necessary, 2) technical advancement and scale up of the Ceramext™ technology is required, 3) a Conditional Use Permit must be received prior to construction commencing, and 4) capital will be required in order to prepare a feasibility study and then construct a plant for commercial exploitation of the Ceramext™ technology.

1.2.2 Stewart Property, British Columbia

On July 25, 2001, the Company entered into an option agreement to acquire nine (9) mineral claims (82 units) located at latitude 49°14'N and longitude 117°20'W in the Nelson Mining Division near Nelson, British Columbia. Emgold is required to make payments totalling Cdn$150,000 (Cdn$55,000 paid) and to issue 200,000 common shares (200,000 issued) by 2007. A royalty equal to 3% of Net Smelter returns is payable to the optionor provided that two-thirds (thus reducing the royalty to 1%) may be purchased for the sum of Cdn$1,000,000. Emgold has first right of refusal on the remaining 1% NSR should the optionors wish to sell. To maintain its option, Emgold agreed to incur total exploration expenditures of Cdn$49,200 over two years, which was completed.

1.2.3 Rozan Gold Property, British Columbia

Option Agreement and Location

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totalling $100,000 ($45,000 paid) and issuing 200,000 common shares (200,000 issued) by April 1, 2006. The property is subject to a 3% net smelter returns royalty. The Company has the right to purchase 66 2/3% of the royalty for the sum of $1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%. Exploration totalled $535 in fiscal 2002, $60,500 in fiscal 2003, and a recovery of $8,780 in fiscal 2004.

Exploration Activity

A small exploration program was completed in 2004 over the historic Flying Dutchman Zone. Historic reports and maps show that this area lies within altered Elise volcanic rocks and is crossed by numerous large quartz veins. During a 2001 prospecting program, grab sampling by Emgold from the waste dump of one of these workings returned an assay value of 29.68 g/t gold. A grab sample from a second waste dump located 400 meters away returned an assay of 1.82 g/t gold. Emgold recently completed a surface program that located several of the numerous quartz veins described in the historic reports. A small soil-sampling grid put in over the area of quartz veining traced the gold mineralization in the veins across areas of limited outcrop exposure. The results show three sub-parallel, linear, gold soil geochemical anomalies that trend across the grid area for strike lengths of 300, 650 and 800 meters respectively.

On the Rozan property, the current program is designed to locate, map and chip sample these numerous gold bearing quartz veins in order to confirm information contained in historic reports. Also, a 2 x 2 kilometer soil sampling grid will be established over the area of quartz veining in order to better trace the veins in areas of poor outcrop exposure.

Budgeted expenditures on the Rozan and Stewart properties for fiscal 2005 total $92,937, including property payments of $37,037 and a work program of $55,900.

1.2.4 Jazz Property, British Columbia

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia. The Jazz Property is contiguous to Emgold's Stewart Property and covers approximately 600 hectares. Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($20,000 paid to date) to the optionor over a ten-year period.

In 2004, the Company completed a small diamond drill program in the Craigtown Creek area and a rock-sampling program in the Free Silver area of the property. In the Craigtown Creek area, six short holes were drilled within an area containing two large, strong gold soil geochemical anomalies (totalling over4 kilometres in length), with coincident airborne and/or ground geophysical targets. Assay results of the drill core are pending. The source of the gold geochemistry was not defined during the exploration program but, because of its large size and highly anomalous nature, the target remains an important exploration target. For the Free Silver area, assay results for grab samples and chips were received for silver, lead and zinc. Silver grades ranged from 3.9 to 641 g/t, lead grades ranged from 0.12% to 35.47% and zinc grades ranted from 0.11% to 25.99%. In conjunction with continuing to pursue the source of the gold soil geochemistry in the Craigtown Creek area, two additional zones of interest will be tested during the next phase of exploration, the Stewart 2 Moly Zone and the Free Silver areas.

The exploration budget for 2005 is $47,500, including $10,000 (paid) in property payments. This program will consist of surface sampling, mapping and trenching.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 Emgold must make cash payments totalling Cdn$50,000, of which $25,000 has been paid, on its mineral property interests in Canada. These cash payments are dependent upon exploration results and are made at solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

1.2.6 Market Trends

The price of gold has increased, continuing an overall uptrend in 2004. The gold price in 2004 averaged $408.72 per ounce over the year. In 2005, to April 28, 2005, the gold price has averaged $427.79 per ounce.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Current assets	$ 1,651,513	$ 5,909,571	$ 147,106
Mineral property interests	797,956	140,487	55,485
Other assets	492,879	38,766	5,850
Total assets	2,948,747	6,088,824	208,441
Current liabilities	458,949	193,050	79,992
Notes payable and preference shares	577,529	517,417	501,678
Shareholders' equity (deficiency)	1,912,269	5,378,357	(373,229)
Total shareholders' equity and liabilities	$ 2,948,747	$ 6,088,824	$ 208,441
Working capital	$ 1,192,564	$ 5,716,521	$ 67,114

1.4 Results of Operations

Emgold had a loss of $5,446,629, or loss per share of $0.12 in fiscal 2004, compared to a loss per share of $3,160,580, or loss per share of $0.11 in fiscal 2003.

	Years ended December 31,		
	2004	**2003**	**2002**
Expenses			
Amortization	$ 21,936	$ 7,739	$ 320
Ceramext™ research costs (Note 16)	998,631	24,054	—
Exploration expenses (Note 15)	2,876,046	1,101,225	257,111
Legal, accounting and audit	183,335	119,775	32,841
Management and consulting fees (Note 9)	30,579	21,406	—
Office and administration	194,286	32,967	5,883
Salaries and benefits	552,043	1,690,503	67,694
Shareholder communications	395,666	195,328	28,502
Travel	55,569	38,935	2,104
	5,308,091	3,231,932	
Other expenses and (income)			
Reversal of Idaho-Maryland property accruals related to write-down of property in prior years	—	—	(164,983)
Foreign exchange (gain) loss	139,455	(62,424)	3,768
Finance expense	41,790	41,860	9,924
Accretion of debt portion of preference shares	17,659	—	—
Interest income	(60,366)	(6,683)	(256)
Loss before income taxes	5,446,629	3,204,685	242,909
Income tax recovery	—	(44,105)	—
Loss for the year	5,446,629	3,160,580	242,909
Deficit, beginning of year	17,102,933	13,942,353	13,699,444
Deficit, end of year	$ 22,549,562	$ 17,102,933	$ 13,942,353
Loss per share – basic and diluted	$0.12	$0.11	$0.01
Weighted average number of common shares outstanding	46,794,835	28,862,975	20,597,538
Total common shares outstanding at end of period	47,158,099	43,455,880	25,119,319

Included in fiscal 2004 is $473,710 in stock-based compensation with $1,654,998 in stock-based compensation in fiscal 2003. Stock-based compensation affects salaries and benefits, Ceramext™ process research, exploration expenses and shareholder communications expense classifications.

During fiscal 2004 the Company earned interest income of $60,366 on excess cash balances compared to $6,683 in fiscal 2003. The increase was due to the higher cash balances held throughout fiscal 2004.

General and administrative expenses:
Legal, accounting and audit fees increased from $119,775 in fiscal 2003 to $183,335 in fiscal 2004. Audit fees have increased due to the conversion of the financial statements to United States dollars and due to quarterly reviews in preparation for certain regulatory filings. These fees will likely continue to increase due to increasing regulatory and reporting requirements, and the increased audit and legal time related to review of corporate filings.

Office and administration expenses in fiscal 2004 of $194,286 compare to $32,967 in fiscal 2003. Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period. Costs are higher in the current period, as an exploration office and pilot plant facilities have been set up in Grass Valley, California. In addition, a portion of rent, telephone and other related expenses are included in exploration expenses. When costs relate directly to the Idaho-Maryland project, or the Ceramext™ process the costs are included in exploration expenses or Ceramext™ process research costs respectively. These costs should remain at approximately the same levels in fiscal 2005.

Management and consulting fees increased from $21,406 in fiscal 2003 to $30,579 in fiscal 2004. Included in fiscal 2004 is $23,003 paid to Lang Mining Corp. for the services of the Chairman of the Company. This compares to $21,406 in fiscal 2003.

Exchange losses of $139,455 in fiscal 2004 compare to gains of $62,424 in fiscal 2003. During the last half of the fiscal year, the Company's funds were held primarily in United States dollars, and the decline in the United States dollar in the last half of fiscal 2004 contributed to the exchange losses. The debt portion of preference shares is also denominated in Canadian dollars. These amounts are therefore subject to exchange rate fluctuations. The Canadian dollar has been fairly volatile in relation to the United States dollar throughout fiscal 2004.

Salaries and benefits of $552,043 in fiscal 2004 compare to $1,690,503 in fiscal 2003. Stock-based compensation of $263,320 is included in salaries and benefits in fiscal 2004 compared to $1,490,222 of stock-based compensation included in fiscal 2003. Cash-based compensation totalled $422,387 in fiscal 2004 compared to $200,281 in fiscal 2003. The increase in cash-based compensation in fiscal 2004 reflects the increased management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities due to the increased activity in the Company, in Canada and in the United States. Stock-based compensation includes stock options granted to directors of the Company. Currently, no directors' fees are paid to the directors of the Company, and the stock options are their only compensation.

In fiscal 2004, stock-based compensation was calculated using a three-year life, volatilities ranging from of 128% to 130%, and a discount rate of 2.43% to 2.53%. Stock-based compensation in fiscal 2003 was calculated using a volatility of 127%, a three-year life and a discount rate of 2.24%. Administration activity levels increase when the Company's exploration and research and development activity increases. The Company's operations are dependent upon the Company's ability to obtain sufficient financing to carry on planned operations.

Shareholder communications costs of $395,666 in fiscal 2004 compare to $195,328 in fiscal 2003. During fiscal 2004, total stock-based compensation expense of $133,664 is included in shareholder communication costs compared to $7,042 in fiscal 2003. Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders and potential new investors about the Company's activities. These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company's website.

Investor relations contractual activities incurred in fiscal 2004 totalled $183,670 compared to $41,843 in fiscal 2003.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. ("MBC") to conduct investor relations programs oriented towards institutional investors on behalf of the Company. The Company will pay MBC a monthly fee of US$5,000 for the one-year term of the agreement. The agreement may be terminated after the first four months and/or may be renewed after the initial term. Pursuant to the Agreement, Emgold granted 200,000 incentive stock options to a principal of MBC, exercisable at a price of $0.90 each for a period of ten years, with a value of $101,393 in fiscal 2004. During fiscal 2004 $60,000 in monthly fees was paid to MBC, with no comparative expense in fiscal 2003.

The Company has also retained investor relations' services through its current management service provider, LMC Management Services Ltd. ("LMC"). Since July 1, 2004, LMC provides the services of Mr. Mark Feeney, an investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month commencing in July 2004. Mr. Feeney was granted 20,000 incentive stock options, exercisable at a price of $0.90 each for a period of ten years, valued at $10,139 and is included in shareholder communications costs in fiscal 2004. During fiscal 2004, $14,018 was paid to LMC for Mr. Feeney's services, with no comparative expense in fiscal 2003.

Research and development expenses:

	Years ended December 31,		
	2004	**2003**	**2002**
Ceramext™ Process Costs			
Prototypes for research and consumable materials	$ 318,758	$ —	$ —
Ceramext™ technology licence fee and bench-scale research facility amortization	141,054	—	—
Consultants, contractors and hourly labour	281,845	24,054	—
Site costs	29,576	—	—
Engineering salaries	204,904	—	—
Transportation	22,494	—	—
Incurred during the year	$ 998,631	$ 24,054	$ —

In fiscal 2004 the Company incurred $998,631 on the research and development of the Ceramext™ Process. These costs include $318,758 spent on prototypes for research and consumable materials related to the plant, $141,054 on the amortization of the licensing fees and acquisition of the bench-scale plant for the technology, $281,845 on consultants, contractors, and hourly labour; $29,576 on site costs; $204,904 on engineering salaries; and $22,494 on transportation. The acquisition was completed in fiscal 2004. Stock-based compensation expense of $68,441 for stock-based compensation granted in July 2004, is included in site costs and engineering salaries.

Emgold Mining Corporation
Three Months and Year Ended
December 31, 2004

Exploration expenses:

	Years ended December 31,		
	2004	2003	2002
Idaho-Maryland Mine, California			
Exploration costs			
Assays and analysis	$ 70,016	$ 20,206	$ 226
Drilling	909,625	130,295	—
Geological and geochemical	731,152	407,152	81,265
Land lease and taxes	105,907	90,240	51,738
Mine planning	493,886	126,469	88,153
Site activities	418,982	177,731	16,382
Transportation	44,106	35,029	10,552
Incurred during the year	2,773,674	987,122	248,316
Rozan Property, British Columbia			
Exploration costs			
Assays and analysis	3,789	3,988	74
Geological and geochemical	(14,324)	55,754	335
Site activities	295	683	126
Transportation	1,460	75	—
Incurred during the year	(8,780)	60,500	535
Stewart Property, British Columbia			
Exploration costs			
Assays and analysis	—	592	4,849
Geological and geochemical	26,590	52,753	2,845
Site activities	312	167	536
Transportation	2,374	91	30
Incurred during the year	29,276	53,603	8,260
Jazz Property, British Columbia			
Exploration costs			
Assays and analysis	6,437	—	—
Drilling	58,786	—	—
Geological and geochemical	13,176	—	—
Transportation	3,477	—	—
Incurred during the year	81,876	—	—
Total Exploration Expenses	$ 2,876,046	$ 1,101,225	$ 257,111

Exploration expenditures on the Idaho-Maryland property increased from $987,122 in fiscal 2003 to $2,773,674 in fiscal 2004. Site activities include the ongoing evaluation of historic data and preparation of applications for permitting for the surface exploration program and drilling. Costs labelled geological and geochemical, site activities, and mine planning include stock-based compensation valued at $126,742 related to stock options granted on July 12, 2004.

The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. Land lease and taxes in fiscal 2004 total $105,907 (fiscal 2003 - $90,240). Included in land lease and taxes is $1,500 for access over land owned by Whisper Developments Ltd., a private company controlled by a director and officer of the Company. The Company subsequently paid $10,000 for permanent egress over the land, which was required for access to the Round Hole shaft on the Idaho-Maryland property.

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $102,372 in fiscal 2004 compared to $114,103 in fiscal 2003. Surface work and trenching programs were completed in fiscal 2004. Results of this work have been used in determining future work programs on the properties. The total geological and geochemical expense of $25,442 in fiscal 2004 includes stock-based compensation expense of $15,209, with no comparative stock-based compensation expense in fiscal 2003.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2003								
First Quarter	—	196,657	268	153	—	150,760	341,040	0.01
Second Quarter	—	214,277	39	157	—	150,206	362,784	0.01
Third Quarter	—	245,481	413	3,174	—	125,277	373,103	0.01
Fourth Quarter	24,054	330,707	59,780	50,119	—	1,999,449	2,083,653	0.08
2004								
First Quarter	214,372	695,847	648	840	—	144,157	1,169,196	0.03
Second Quarter	385,462	865,618	2,529	11,173	—	365,664	1,621,190	0.03
Third Quarter	170,690	786,818	15,689	11,143	24,350	465,915	1,458,000	0.03
Fourth Quarter	228,108	425,391	(27,646)	6,120	57,526	514,261	1,198,244	0.03

Note 1: General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

As at December 31, 2004, Emgold has capitalized $797,956 representing acquisition costs associated with the acquisition and exploration of its mineral property interests in California and British Columbia.

1.7 Capital Resources

At December 31, 2004, Emgold's working capital, defined as current assets less current liabilities, was $1,192,564, compared to $5,716,521 at December 31, 2003.

At December 31, 2004, the Company had 47,158,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to common shares.

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company. In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First

Preference shares in full satisfaction of an aggregate $501,678 of indebtedness owing to Lang. Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. At December 31, 2004, $96,260 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component. This resulted in $90,902 being included in equity. The balance of $517,417 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to December 31, 2004, totalling $60,112.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Subsequent to the date of this MD&A, the Company expects to issue 18,360,000 common shares pursuant to a private placement of 18,360,000 units at a price of Cdn$0.50 per unit, which is subject to regulatory approval. Each unit is comprised of one common share and one share purchase warrant, exercisable for a period of two years at a price of Cdn$0.70.

Contractual and Other Obligations

The following table summarizes the Company's contractual obligations as at December 31, 2004:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years *(2)*	Total (to 5 years)
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	212,115	234,938	60,413	--	--	--	507,646
Idaho-Maryland property lease *(1)*	102,000	102,000	102,000	--	--	--	306,000
Mineral property option payments *(1)*	50,000	60,000	40,000	--	--	--	150,000
Ceramext™ royalties and payments	20,000	40,000	80,000	160,000	160,000	160,000	620,000
Purchase obligations	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$ 384,115	$ 436,938	$ 282,413	$ 160,000	$ 160,000	$ 160,000	$1,583,465

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold's rights to a particular property.

(2) The amount shown in '5th and subsequent years' is a per-year figure.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions With Related Parties

	Years ended December 31,		
Services rendered by:	**2004**	**2003**	**2002**
Legal fees (a)	$ 32,268	$ 23,873	$ 20,942
Director and General Manager (b)	$ 90,000	$ 90,000	$ 45,946
LMC Management Services Ltd. (c)	$ 539,130	$ 268,539	$ 107,886
Lang Mining Corporation (d)	$ 23,003	$ 21,406	$ —
Whisper Developments Ltd. (d)	$ 11,500	$ —	$ —

Balances receivable from:	**December 31, 2004**	**December 31, 2003**
LMC Management Services Ltd.	$ 229,682	$ 21,595
Balances payable to (e):		
Directors, officers and employees	$ 117,242	$ 69,263
Legal fees (a)	—	28,810
Total	$ 117,242	$ 98,073

(a) Legal fees were paid to a law firm of which a director is a partner.

A director of the Company, who is also General Manager at the Idaho-Maryland property, receives project management consulting services.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Commencing January 1, 2003, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.

(d) The Company paid Whisper Development Ltd., a private company controlled by an officer and director of the Company, $1,500 in lease rental for a three-month period and $10,000 to purchase an easement. The easement was required to obtain egress to the Round Hole shaft area of the Idaho-Maryland property.

(e) Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

(f) During the year ended December 31, 2002, a debt settlement of 2,250,000 common shares at Cdn$0.10 was completed to settle Cdn$225,000 of debt with three directors of the Company and a private company controlled by a director and officer of the Company.

1.10 Fourth Quarter

Three Months Ended December 31, 2003 ("Q4 2003"). Compared to Three Months Ended December 31, 2002 ("Q4 2002")

Emgold's loss for the three months ended December 31, 2004 ("Q4 2004") was $1,198,244, or $0.03 per share, compared to a loss of $2,083,653, or $0.08 per share for the three months ended December 31, 2003 ("Q4 2003").

During Q4 2004 the Company earned interest income of $5,516 on excess cash balances compared to $3,351 in Q4 2003 due to the increased but diminishing cash balances throughout all of fiscal 2004.

General and administrative expenses:
Legal, accounting and audit fees increased from $78,980 in Q4 2003 to $108,235 in Q4 2004, primarily due to an increase in audit fees. Audit fees have increased due to the Company having the interim financial statements reviewed in 2004 in preparation for certain regulatory filings. Additional legal, audit and accounting fees will be incurred in fiscal 2005 with respect to this filing.

Office and administration expenses in Q4 2004 of $49,029 compare to $4,260 in Q4 2003. Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period. Costs are higher in the current period primarily due to the increased activity on the projects in Grass Valley, coupled with higher communications costs between the head office in Vancouver and Grass Valley. The subsidiary companies moved into new office premises in October 2004.

Salaries and benefits of $151,945 in Q4 2004 compare to $1,544,860 in Q4 2003. Included in Q4 2004 is $48,162 in stock-based compensation compared to $1,436,508 in Q4 2003. The increase in the cash portion of salaries and benefits in Q4 2004 reflect the increased management, administrative and accounting time related to the processing of increased transactions, increased regulatory requirements and other salary costs related to the increased activity in the Company.

Exchange losses of $7,056 in Q4 2004 compare to gains of $73,039 in Q4 2003. During the period, the Company's funds were held primarily in United States dollars. The Company's preference shares are denominated in Canadian dollars. These amounts are therefore subject to exchange rate fluctuations. The Canadian dollar has strengthened relative to the United States dollar in Q4 2004.

Shareholder communications costs of $136,374 in Q4 2004 compare to $74,294 in Q4 2003. During Q4 2004, stock-based compensation expense of $39,346 is included in shareholder communication costs compared to $7,042 in Q4 2003. Michael Baybak and Company was paid $45,000 for fees and expenses in Q4 2004, with no comparable expense in Q4 2003.

Exploration expenses
See section 1.5 for total exploration expenditures on the Company's mineral property interests.

Exploration expenditures on the Idaho-Maryland property increased from $330,707 in Q4 2003 to $425,391 in Q4 2004. Total expenditures in Q4 2004, with the related Q4 2003 expenditures in brackets, are as follows: consulting and engineering fees related to exploration and mine planning - $109,560

($13,457); geological and geochemical - $198,649 ($202,318); site activities including ongoing evaluation of historic data and preparation of permit applications for the surface exploration and drilling programs - $109,560 ($49,995); and drilling - $5,756 ($7,542). Land lease and taxes in Q4 2004 totalled $27,907 ($29,248). Stock-based compensation of $126,742 for the vested portion of stock options granted on July 12, 2004, is included in geological and geochemical, site activities and mine planning.

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $36,000 in Q4 2004 compared to $109,899 in Q4 2003, when the Company had completed a flow through financing which it used for exploration in British Columbia.

Research and development expenses:
In Q4 2004 the Company expended $228,108 on development of the Ceramext™ Process. These costs include $150,126 for equipment for research and consumable materials. Other expenditures include $2,754 on consultants, contractors, and hourly labour, a reclassification of $54,450 in site costs to management fees, $91,477 on engineering salaries, and $35,263 in the amortization of the licence and technology acquisition costs. The comparative expense in fiscal 2003 was $24,054 on due diligence of the Ceramext™ Process.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at December 31, 2004, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2004.

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to employee stock-based compensation. The recommendations ere applied prospectively to option grants after that date. In prior years, the Company accounted for employee stock-based compensation by the settlement method whereby no compensation expense was recorded for options granted.

As a result, the Company records all stock-based payments granted on or after January 1, 2003, using the fair value method. The impact of the prospective change on accounting on the year ended December 31, 2004, is disclosed in note 7 in the accompanying consolidated financial statements.

1.14 Financial Instruments and Other Instruments

Current assets and liabilities

The Company's current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable. Current financial instruments are recorded at cost. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company's non-current financial instruments are comprised of notes payable and the debt and equity components of preference shares. The Company is unable to estimate the fair value of the preference shares at the balance sheet date, as the fair value of the preference shares is dependent on many factors: - the price of gold, the market value of the Company's common shares, interest rates, and other factors relevant to the financial instrument. As a result, the fair value of the preference shares cannot be practicably determined.

1.15 Other MD&A Requirements

1.15.1 Other MD& A Requirements

See the audited consolidated financial statements for the years ended December 31, 2004.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of April 28, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 28, 2005

(a) **Authorized Capital**

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital**

47,158,099 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Subsequent to the date of this MD&A, the Company expects to issue 18,360,000 common shares pursuant to a private placement of 18,360,000 units at a price of Cdn$0.50 per unit, which is subject to regulatory approval. Each unit is comprised of one common share and one share purchase warrant, exercisable for a period of two years at a price of Cdn$0.70. A 4% finder's fee is payable on this financing.

Stock Options Outstanding

Exercise Price	Number Outstanding at	Expiry Date
$0.30	145,000	April 21, 2007
$0.25	40,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	494,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,805,000	November 19, 2013
$1.00	150,000	June 16, 2014
$0.90	*2,130,000	July 12, 2014
	6,064,000	

*1,400,000 of these stock options require approval by shareholders at the Company's annual general meeting to be held in June 2005.

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
6,232,799	$1.00	December 22, 2005

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **WILLIAM J. WITTE,** President and Chief Executive Officer of **EMGOLD MINING CORPORATION,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer), for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"William J. Witte"

William J. Witte
President and Chief Executive Officer

FORM 52-109FT1
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **EMGOLD MINING CORPORATION,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer), for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 29, 2005

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer


EMGOLD

EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

April 29, 2005

VIA SEDAR

Autorité des marchés financiers

Dear Sir or Madam:

Emgold Mining Corporation (the "Company")
Report on the Securities Distributed in Quebec Under the Exemptions Prescribed by Section 52 of the Securities Act (Quebec) (the "Act")

This letter is in accordance with section 114 of the Securities Regulations (Quebec).

The Company hereby advises that it made no distribution of securities in Quebec under the exemptions prescribed by section 52 of the Act for the financial year ended December 31, 2004.

Sincerely yours,

Rodrigo A. Romo
Paralegal
for **Emgold Mining Corporation**

SECURITY DOCS — NI 51-102


EMGOLD

EMGOLD MINING CORPORATION EMR-TSX VENTURE
EMPEROR GOLD (U.S.) CORP.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

November 28, 2002

Frank A. Lang, and
Lang Mining Corporation,
both of 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Dear Sir:

Re: Emgold Mining Corporation (the "Company)

We confirm that Frank A. Lang and Lang Mining Corporation have agreed to accept respectively 1,738,245 and 2,210,183 (for an aggregate 3,948,428) Series A First Preference Shares of the Company having the attributes described in Schedule "A" hereto, in full satisfaction of indebtedness to them in the amounts of $347,649 and $442,036.73, such shares to be issued upon receipt of regulatory approval. In order to obtain the approval of the TSX Venture Exchange (the "Exchange"), it is necessary that you execute a Declaration of Creditor in the attached form stating that you are not aware of any changes in the affairs of the Company that might have affected the trading price of the Company's shares that has not been disclosed to the public. Please execute the enclosed Declaration of Creditor and return it with the signed copy of this letter agreement.

If such regulatory approval is not obtained within 90 days of the date hereof, this agreement will terminate and be of no further force and effect.

Pursuant to the Securities Act and Rules, the shares are subject to a four month hold period (as the Company is a Qualifying Issuer under Multilateral Instrument 45-102) commencing from the date the debt was due. In addition, and pursuant to policies of the Exchange, the Shares will be subject to a four month hold period from the date of issue of the Shares. Please confirm your undertaking as to the hold period by executing the enclosed Undertaking and returning it with the signed copy of this letter agreement.

If the foregoing accurately reflects your agreement, would you please sign and return the enclosed copy of this letter together with a duly signed Declaration of Creditor and Undertaking. The signed copy of this letter will represent your agreement to settle the Company's outstanding debts to you in full by the issuance of the above-described shares of the Company.

Yours truly,

EMGOLD MINING CORPORATION

Per: /s/William J. Witte, President
William J. Witte, President

Accepted and agreed to this 29th day of November, 2002.

/s/Frank A. Lang
Frank A. Lang

/s/ Frank A. Lang
Lang Mining Corporation

DECLARATION OF CREDITOR

EMGOLD MINING CORPORATION (the "Company")

Re: Issuance of 3,948,428 Series A First Preference Shares (the "Shares") in the capital of the Company at a deemed price of $0.20 in settlement of outstanding debt

The undersigned acknowledge they are to receive the Shares in settlement of outstanding debt owed by the Company to them and in connection therewith HEREBY CERTIFY that they are not aware of any change in the affairs of the Company which might have affected the trading price of the Company's shares that had not been disclosed to the public.

DATED this 28th day of November, 2002.

/s/ Frank A. Lang
(Signature of Creditor)

Frank A. Lang
(Name of Creditor)

Lang Mining Corporation
Per:

/s/ Frank A. Lang
(Signature of Creditor)

UNDERTAKING

TO: THE TSX VENTURE EXCHANGE

The undersigned undertake not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The TSX Venture Exchange and any other regulatory body having jurisdiction.

Dated at Vancouver, British Columbia, this 29th day of November, 2002.

/s/ Frank A. Lang
Signature of Purchaser

Frank A. Lang
Name of Purchaser

____
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

/s/ Frank A. Lang
Signature of Purchaser

Lang Mining Corporation
Name of Purchaser

Frank A. Lang
(please print here name of individual whose signature appears above, if different from name of purchaser printed above)

SCHEDULE "A"

EMGOLD MINING COMPANY

ARTICLES OF AMENDMENT

The rights, privileges, restrictions and conditions attaching to the Series A First Preference Shares are as follows:

Voting

1. Voting Rights: The holders of the Series A First Preference Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to vote at any such meeting unless and until the Company fails for any period aggregating two years or more to pay dividends on the Series A First Preference Shares as provided herein. In such event the holders of the Series A First Preference Shares shall, until all arrears of such dividends on the Series A First Preference Shares have been paid, be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each Class A Preference Share held at all such meetings.

Dividends

2. Cumulative Dividends: The holders of the Series A First Preference Shares, in priority to the holders of common shares and all other shares ranking junior to the Series A First Preference Shares, shall be entitled to receive and the Company shall pay thereon, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends, fixed preferential cumulative cash dividends at the rate of 7% per annum on the Redemption Price (as hereinafter defined) per share. Such dividends shall be payable annually on the last business day of December in each year, and shall accrue and be cumulative from the date of issue. If on any dividend payment date the dividend payable on such date is not paid in full on all the Series A First Preference Shares then issued and outstanding, such dividend, or the unpaid part thereof, shall be paid at a subsequent date or dates in priority to dividends on the common shares and any other shares ranking junior to the Series A First Preference Shares. The holders of Series A First Preference Shares shall not be entitled to any dividends other than or in excess of the preferential cumulative cash dividends hereinbefore provided.

3. Dividends Preferential: Except with the consent in writing of the holders of all the Series A First Preference Shares outstanding, no dividend shall at any time be declared and paid on or set apart for payment on the common shares or on any other shares ranking junior to the Series A First Preference Shares in any financial year unless and until the accrued preferential cumulative cash dividends on all the Series A First Preference Shares outstanding have been declared and paid or set apart for payment.

Liquidation, Dissolution

5. Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Series A First Preference Shares shall be entitled to receive from the assets of the Company a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all Series A First Preference Shares held by them respectively before any amount shall be paid or any assets of the Company distributed to the holders of any common shares or shares of any other class ranking junior to the Common Shares. After payment to the holders of the Series A First Preference Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the assets of the Company.

Retraction

6. Redemption at Option of Holder:

(a) Subject to the provisions of section 6(b), a holder of Series A First Preference Shares shall be entitled to require the Company to redeem, subject to the requirements of the Company Act (British Columbia) as now enacted or as the same may from time to time be amended, re-enacted or replaced, at any time or times all or any of the Series A First Preference Shares registered in the name of such holder on the books of the Company by tendering to the Company at its registered office a share certificate or certificates representing the Series A First Preference Shares which the registered holder desires to have the Company redeem together with a request in writing specifying (i) that the registered holder desires to have the Series A First Preference Shares represented by such certificate or certificates redeemed by the Company and, if part only of the shares represented by such certificate or certificates is to be redeemed, the number thereof so to be redeemed and (ii) the business day (herein referred to as the "Redemption Date") on which the holder desires to have the Company redeem such Series A First Preference Shares. The Redemption Date shall be not less than 5 business days after the day on which the request in writing is given to the Company. Upon receipt of a share certificate or certificates representing the Series A First Preference Shares which the registered holder desires to have the Company redeem together with such a request the Company shall on the Redemption Date redeem such Series A First Preference Shares by paying to such registered holder the Redemption Amount (as hereinafter defined) for each such Class A Preference Share being redeemed. Such payment shall be made by certified cheque payable at par at any branch of the Company's bankers for the time being in Canada. If a part only of the shares represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Company. The said Series A First Preference Shares shall be redeemed on the Redemption Date and from and after the Redemption Date such shares shall cease to be entitled to dividends and be entitled to exercise any of the rights of holders of Series A First Preference Shares in respect thereof unless payment of the Redemption Amount is not made on the Redemption Date, in which event the rights of the holder of the said Series A First Preference Shares shall remain unaffected.

(b) The Company shall not be required to redeem any Series A First Preference Shares pursuant to section 6(a) if the Company does not have funds available for that purpose on the Redemption Date that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of $2 million in working capital.

7. Idem: If a holder of Series A First Preference Shares shall have required the Company pursuant to the provisions of clause 6 hereof to redeem all or any of the Series A First Preference Shares registered in the name of such holder and the Company cannot redeem the said Series A First Preference Shares on the Redemption Date without thereby contravening the Company Act (British Columbia), as now enacted or as the same may from time to time be amended, re-enacted or replaced, the Company shall redeem the said Series A First Preference Shares as soon as it is lawfully able to do so and until the said Series A First Preference Shares are so redeemed the rights of the holder thereof shall remain unaffected, provided that the said holder may at any time by notice in writing tendered to the Company at its head office withdraw the request that the said Series A First Preference Shares be redeemed in which event the Company shall return to the said holder the share certificate or certificates representing the said Series A First Preference Shares which had been tendered to the Company.

Redemption and Redemption Amount

8. Redemption by Company: Subject to the provisions of section 10, the Company may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series A First Preference Shares on payment of the sum of $0.20 for each share to be redeemed, such amount being herein referred to as the "Redemption Price", plus all dividends which shall have accrued thereon and which shall be treated as accruing to the date as of which the payment is made, the whole constituting and being herein referred to as the "Redemption Amount".

9. Idem: In the case of redemption of Series A First Preference Shares under the provisions of clause 8 hereof, the Company shall at least 30 business days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Series A First Preference Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series A First Preference Shares. Such notice shall be mailed by letter, postage prepaid, addressed to each such shareholder at his address as it appears on the records of the Company or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, that accidental failure to give any such notice to one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of the Series A First Preference Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Company or any other place designated in such notice of the certificates representing the Series A First Preference Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Company's bankers in Canada. If a part only of the shares

represented by any certificate be redeemed a new certificate for the balance shall be issued at the expense of the Company. From and after the date specified for redemption in any such notice the holders of the Series A First Preference Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Amount shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected. The Company shall have the right at any time after the mailing of notice of its intention to redeem any Series A First Preference Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series A First Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series A First Preference Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Company.

10. Gold Redemption and Conversion Alternatives:

(a) If at the time of any proposed redemption of Series A First Preference Shares the Company is the beneficial owner of gold in specie having an aggregate value, as determined hereunder, of not less than the Redemption Amount, any holder of Series A First Preference Shares may elect to receive, in lieu of the Redemption Amount, gold in specie having the same value. For the purposes hereof, gold shall be valued at $300.00 (U.S.) per ounce, notwithstanding its actual market value at the time.

(b) A holder of Series A Preference Shares may elect at any time to convert all or any of his Series A First Preference Shares into common shares of the Company, at a ratio of one (1) common share for every four (4) Series A First Preference Shares. Such election shall be made by notice in writing to the Company together with a tender to the Company of the certificates representing the Series A First Preference Shares to be converted, duly endorsed for transfer. If a holder of Series A First Preference Shares has received a notice of redemption pursuant to section 9, the election to convert must be exercised within the 30 day period referred to in section 9.